Exhibit 5.1

Stephanie D. Miller
Senior Vice President,	Baxalta Incorporated
Associate General Counsel and	1200 Lakeside Drive
Corporate Secretary	Bannockburn, Illinois 60015

January 26, 2016

Baxalta Incorporated

1200 Lakeside Drive

Bannockburn, Illinois 60015

Re: Registration Statement on Form S-1

Ladies and Gentlemen:

I am Senior Vice President, Associate General Counsel and Corporate Secretary of Baxalta Incorporated, a Delaware corporation (the “Company”), and have advised the Company in connection with the preparation and filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), of the Company’s Registration Statement on Form S-1 (File No. 333-206717), as amended through the date hereof (as so amended, the “Registration Statement”), relating to the registration of the offer and sale by the selling stockholder named in the Registration Statement of up to 50 million shares of the Company’s common stock, $0.01 par value per share (the “Shares”), and the preferred stock purchase rights associated therewith (the “Rights”). The terms of the Rights are set forth in that certain Rights Agreement, dated as of June 30, 2015, between the Company and Computershare Trust Company, N.A. and Computershare Inc., as amended by that certain Amendment to Rights Agreement, dated as of January 11, 2016, between the Company and Computershare Trust Company, N.A. and Computershare Inc. (as amended, the “Rights Agreement”).

In this capacity, I, or attorneys under my supervision, have examined and relied upon such corporate and other records, instruments, certificates and documents as I have deemed necessary to render this opinion (including the Registration Statement, the Rights Agreement and the Company’s certificate of incorporation and bylaws as currently in effect).

Based on the foregoing and subject to the qualifications and limitations set forth herein, I am of the opinion that:

1.	the Shares are legally issued, fully paid and non-assessable; and

2.	the Rights are validly issued and legally binding obligations of the Company, enforceable against the Company in accordance with their terms.

In rendering this opinion, I have also assumed that the members of the Board of Directors of the Company (the “Board”) have acted in a manner consistent with their fiduciary duties as required under applicable law in adopting the Rights Agreement. This opinion does not address the determination a court of competent jurisdiction may make regarding whether the Board may be required to redeem or terminate, or take other action with respect to, the Rights at some future time based on the facts and circumstances existing at that time. Moreover, this opinion addresses the Rights and the Rights Agreement in their entirety, and it should be understood that it is not settled whether the invalidity of any particular provision of a rights agreement or purchase rights issued thereunder would invalidate such rights in their entirety.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to me under the caption “Legal Matters” in the Registration Statement. By giving such consent, I do not hereby admit that I am an expert with respect to any part of the Registration Statement, including this exhibit, within the meaning of the term “expert” as used in the Act or the rules and regulations of the Commission issued thereunder.

Very truly yours,

/s/ Stephanie D. Miller
Name: Stephanie D. Miller
Title: Senior Vice President, Associate General Counsel and Corporate Secretary